UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                   Under the Securities Exchange Act of 1934*

                             MANUGISTICS GROUP, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.002 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    565011103
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                                 (CUSIP Number)

                             Scott A. Arenare, Esq.
                      Managing Director and General Counsel
                               Warburg Pincus LLC
                              466 Lexington Avenue
                            New York, New York 10017
                                 (212) 878-0600
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                   Copies to:

                             Steven J. Gartner, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                             New York, NY 10019-6099
                                 (212) 728-8000

                              September 20, 2002
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------
CUSIP No. 565011103
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION

            Warburg Pincus Private Equity VIII, L.P.          I.R.S. #13-4161869
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            WC
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,798,000
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,798,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,798,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.31%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

-------------------
CUSIP No. 565011103
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg, Pincus & Co.                             I.R.S. #13-6358475
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,798,000
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,798,000
----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            5,798,000
----------- --------------------------------------------------------------------
    12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES (See Instructions)                                        [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            8.31%
----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON (See Instructions)

            PN
----------- --------------------------------------------------------------------

-------------------
CUSIP No. 565011103
-------------------

----------- --------------------------------------------------------------------
    1       NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

            Warburg Pincus LLC                                I.R.S. #13-3536050
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
                                                                         (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS (See Instructions)

            N/A
----------- --------------------------------------------------------------------
    5       CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            New York
--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                0
                      --------- ------------------------------------------------
NUMBER OF                8      SHARED VOTING POWER
SHARES
BENEFICIALLY                    5,798,000
OWNED BY EACH         --------- ------------------------------------------------
REPORTING                9      SOLE DISPOSITIVE POWER
PERSON WITH
                                0
                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                5,798,000
---------- ---------------------------------------------------------------------
   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           5,798,000
---------- ---------------------------------------------------------------------
   12      CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
           SHARES (See Instructions)                                        [ ]

---------- ---------------------------------------------------------------------
   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           8.31%
---------- ---------------------------------------------------------------------
   14      TYPE OF REPORTING PERSON (See Instructions)

           OO
---------- ---------------------------------------------------------------------

     This Amendment No. 2 to Schedule 13D ("Amendment No. 2") is being filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership ("WP VIII"), Warburg Pincus LLC, a New York limited liability company ("WP LLC"), and Warburg, Pincus & Co., a New York general partnership ("WP," and together with WP VIII and WP LLC, the "Reporting Persons") and amends and supplements the Schedule 13D as originally filed with the Securities and Exchange Commission on August 30, 2002 (the "Original Schedule 13D") and as amended and supplemented on September 9, 2002 by Amendment No. l ("Amendment No. 1"). The holdings of the Reporting Persons indicated in this Amendment include the holdings of Warburg Pincus Netherlands Private Equity VIII C.V. I ("WPNPE VIII I"), Warburg Pincus Netherlands Private Equity VIII C.V. II ("WPNPE VIII II") and Warburg Pincus Germany Private Equity VIII KG ("WPGPE VIII", and together with WP VIII, WPNPE VIII I and WPNPE VIII II, the "Investors"). WP, WP LLC and the Investors are referred to in this Schedule 13D as the "Group Members".

     Unless otherwise indicated in this Amendment No. 2, each capitalized term used but not defined in this Amendment shall have the meaning assigned to such term in the Original Schedule 13D.

     This Amendment No. 2 is being promptly filed following the acquisitions by WP VIII of an aggregate of an additional 876,600 shares of Common Stock through open market purchases (which purchases represent more than 1.0% of the outstanding shares of Common Stock)

     The Group Members are making this single, joint filing because they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities

Exchange Act of 1934, as amended (the "Exchange Act"). The agreement among the Group Members to file jointly is attached as Exhibit 1 to the Original Schedule 13D. Each Group Member disclaims beneficial ownership of all shares of Common Stock, other than those reported herein as being owned by it.

Item 3. Source and Amount of Funds or Other Consideration

     The information in Item 3 is hereby amended and restated in its entirety:

     The total amount of funds used by each Investor to purchase the shares of Common Stock as described herein was furnished from the working capital of such Investor. The total amount of funds used by the Investors to purchase shares of Common Stock was $20,867,973, net of brokerage commissions.

Item 5. Interest in Securities of the Issuer

     The information in Items 5(a), (b) and (c) is hereby amended and restated in their entirety as follows:

     (a) Due to their respective relationships with the Investors and each other, each of the Reporting Persons may be deemed to beneficially own an aggregate of 5,798,000 shares of Common Stock as of September 20, 2002, by virtue of the Investors' ownership of such shares as of such date. The 5,798,000 shares of Common Stock which the Reporting Persons may be deemed to beneficially own represent approximately 8.31% of the 69,800,000 shares of Common Stock outstanding as of July 8, 2002 (based on the Company's Quarterly Report on Form 10-Q for the quarter ended May 31, 2002).

     (b) Each of the Investors shares the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,798,000 shares of Common Stock it may be deemed to beneficially own as of September 20, 2002. Each of the Reporting Persons shares with the Investors the power to vote or to direct the vote and to dispose or to direct the disposition of the 5,798,000 shares of Common Stock it may be deemed to beneficially own as of September 20, 2002.

     (c) Since the filing of the Amendment No. 1, the Investors acquired shares of Common Stock in the open market transactions set forth on Schedule II attached hereto. Except as described on Schedule II, no transactions in Common Stock were effected since the filing of the Amendment No. 1 by the Reporting Persons or any of the persons set forth on Schedules I or in Item 2(d) hereto.

                                   SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: September 20, 2002               WARBURG PINCUS PRIVATE EQUITY
                                        VIII, L.P.

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated: September 20, 2002               WARBURG, PINCUS & CO.

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated: September 20, 2002               WARBURG PINCUS LLC

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Managing Director


Dated: September 20, 2002               WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. I

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner

Dated: September 20, 2002               WARBURG PINCUS NETHERLANDS
                                        PRIVATE EQUITY VIII C.V. II

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title: Partner


Dated: September 20, 2002               WARBURG PINCUS GERMANY
                                        PRIVATE EQUITY VIII KG

                                        By: Warburg, Pincus & Co.,
                                            General Partner

                                        By: /s/ Scott A. Arenare
                                            ------------------------------
                                            Name:  Scott A. Arenare
                                            Title:  Partner

                                   SCHEDULE II

                                                            Total Cost
                                                             (net of
     Date        # of Shares      Per Share Price     brokerage commissions)
-------------- --------------- -------------------- ---------------------------
  9/09/2002           24,700          $3.8134                 $94,191
  9/13/2002            3,300          $4.0000                 $13,200
  9/16/2002           81,300          $4.0914                $332,631
  9/17/2002          210,100          $4.0582                $852,628
  9/18/2002          271,000          $4.0005              $1,084,136
  9/19/2002          100,000          $3.9841                $398,410
  9/20/2002          186,200          $3.9927                $743,441
-------------- --------------- -------------------- ---------------------------